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May 28, 2019

VIA EDGAR AND ELECTRONIC MAIL

Perry J. Hindin, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	J. Alexander’s Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A filed by Ancora Advisors, LLC

Filed May 14, 2019

File No. 1-37473

Schedule 13D, as amended, filed by Frederick DiSanto and Ancora Advisors, LLC

Filed March 12, March 15 and April 4, 2019

File No. 5-89109

Dear Mr. Hindin:

We acknowledge receipt of the letter of comment dated May 24, 2019 from the Staff (the “Comment Letter”) with regard to the above-referenced matter. We have reviewed the Comment Letter with Ancora Advisors, LLC (“Ancora”) and provide the following response on its behalf. Unless otherwise indicated, the page references below are to the marked version of the enclosed copy of the Revised Preliminary Proxy Statement on Schedule 14A filed on the date hereof by Ancora (the “Proxy Statement”). Capitalized terms used herein and not separately defined have the meanings given to them in the Proxy Statement. To facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below, and our responses appear immediately below each comment.

Preliminary Proxy Statement

1.	Ancora states on page 1 that it is the Company’s “largest shareholder.” Please reconcile this statement with the beneficial ownership table included as Schedule II to the proxy statement which reflects that Ancora is the Company’s third largest shareholder behind Newport Global Opportunities Fund I-A LP and BlackRock, Inc.

Ancora has revised the Proxy Statement in response to this comment. See page 1.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 28, 2019

2.	Disclosure throughout the proxy statement refers to Timothy T. Janszen and Ronald B. Maggard, Sr. by different names, e.g. “Timothy J. Janszen” and “Robert B. Maggard, Sr.” Please revise to correct the references.

Ancora has revised these references in the Proxy Statement in response to this comment.

Reasons for the Solicitation, page 5

3.	Refer to the chart on page 6 of the proxy statement regarding the Company’s TSR. We note that similar charts appear in Ancora’s letters to the Board, dated and filed on Schedule 13D/A on April 8, 2019 and April 17, 2019 and appear to also set forth the Company’s TSR for the same periods compared to the same peer group. However, there appear to be discrepancies between the charts. For example, the table in the proxy statement shows the Company’s one-year and three-year TSR to be (14.2)% and (2.4)%, respectively, compared to peer group TSR of 6.2% and 7.4% for the same period. The table presented in the letters to the Board shows the Company’s one-year and three-year TSR to be 1.0% and (3.2)%, respectively, compared to peer group TSR of 6.5% and 7.8% for the same periods. Please provide a reconciliation of the inconsistent figures reflected in letters to the Board and revise the proxy statement as necessary.

The TSR calculations included in Ancora’s letters to the Board dated April 8, 2019 and April 17, 2019 were incorrect.  Ancora discovered an inadvertent error in the course of its preparation of the preliminary proxy statement.  The TSR calculations in the Proxy Statement are correct.

4.	Refer to the table contained on page 7 of the proxy statement, illustrating the Company’s return on invested capital since the spin-off. Ancora’s calculation of net operating profit after taxes (NOPAT) assumes a constant normalized tax rate of 23.5% for all periods presented. Given recent changes in the corporate tax rate, please supplement the disclosure to explain why the chosen rate is appropriate.

As disclosed in its footnote to this table, Ancora uses a normalized tax rate to look at economic returns by attempting to isolate only those operational factors that management has a direct impact on in the reported financials, in order to present an apples-to-apples comparison for the periods presented. As such, its analysis considers a constant 23.5% normalized tax rate for all years, which estimates approximately a fully taxed (federal and state) business under the new corporate tax regime, even in the years prior to its implementation.  The analysis would show using any constant tax rate over the years presented that returns continue to deteriorate.

5.	The following statement appears to impugn the character, integrity and personal reputation of the Board without adequate factual foundation:
•	“Our proposal provides a premium value, certainty and liquidity to shareholders that have suffered persistent underperformance driven by a management and Board that operate J. Alexander’s without regard for outside shareholders and have repeatedly engaged in highly conflicted transactions that have destroyed shareholder value.” (emphasis added, page 1)

May 28, 2019

•	“Importantly, we have significant concerns that, due to their interlocking relationships with other directors and the Fidelity National Financial complex, Messrs. Janszen and Maggard lack the independence and objectivity necessary to maximize shareholder value.” (page 5)
•	“A smaller number of shares available would require the Board and management to bring this issue to shareholders more frequently, ensuring that shareholders have the ability to weigh in on compensation, hold the Board accountable for its decisions on equity award grants, and guard against further unjust enrichment of the Board and management at the expense of shareholders.” (emphasis added, page 5)

Please do not use these or similar statements in the proxy statement without providing a proper factual foundation for the statements. In addition, as to matters for which the Participant does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as one’s opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the filing persons express. Please refer to Note (b) to Rule 14a-9. To the extent Ancora is unable to provide adequate support, please file appropriate corrective disclosure and refrain from including such statements in future soliciting materials.

Ancora cites to the 99 Restaurants transaction and the consulting agreement with Black Knight Advisory Services in support of its claim regarding the Company engaging in highly conflicted transactions. In responding to this comment, please address the fact that the potential conflicts inherent in the 99 Restaurants transaction were (1) fully disclosed in the Company’s proxy statement to shareholders filed on December 21, 2017; (2) the Board voluntarily required, as a condition to the transaction, the approval of the Company’s disinterested shareholders; and (3) the requisite disinterested shareholder approval was not obtained and the transaction was never consummated. Please also address the fact that the consulting agreement with Black Knight Advisory Services, consummated as part of the spin-off from FNF, was executed prior to the Company operating as an independent publicly traded company.

Ancora has revised the statements referenced above in response to this comment. See pages 1 and 6.

With regard to the 99 Restaurants transaction, as Ancora emphasizes in the Proxy Statement, it was the Board’s conduct in negotiating, and decision to authorize, this transaction that Ancora finds particularly troubling in view of the directors’ inherent and disabling conflicts of interest. As all six directors sat on both sides of the transaction (a fact that was specifically noted by ISS), they were presented with conflicting fiduciary obligations and their loyalties were unequivocally divided between JAX and 99 Restaurants. JAX’s subsequent disclosures and the requirement to seek disinterested shareholder approval (which Ancora’s disclosure notes was not obtained) do not change the fact that this transaction was the result of a fundamentally flawed process that a reasonable shareholder could conclude was motivated by the interested directors’ consideration of their own financial or other self-interests.

May 28, 2019

With regard to the Black Knight Advisory Services (“BKAS”) agreement, Ancora’s disclosure in the Proxy Statement references that this agreement was entered into in connection with the spin-off from Fidelity National Financial. However, the Board of the Company permitted this agreement to remain in effect for more than three years after the spin-off, thus providing additional compensation to Lonnie J. Stout II, who owned an 11.8% interest in BKAS, for services that were well within his job description as CEO.

6.	Please provide support for the statement on page 8 that “[i]t is clear to us that turning down the Ancora Proposal in April after supporting the 99 Restaurants deal in 2018, which valued J. Alexander’s at $11.00 per share, is a clear example of the willingness of this Board to allow their own self-interest to influence their judgement [sic] at the expense of shareholders.” In responding to this comment, please address the fact that (1) the Board, in a letter dated April 8, 2019 (appearing in the Company’s press release dated April 11, 2019) informed Ancora that the offer was rejected because it undervalues the Company and because Ancora’s proposal lacked specific or verifiable details regarding its financing and (2) since the Board’s response, Ancora has made no attempt to reissue or modify the terms of Ancora’s proposal.

Ancora has revised this statement in response to the Staff’s comment. See page 9. Ancora believes that the Board’s characterization of Ancora’s proposal to acquire the Company at a price of $11.75 per share (a 24% premium to the unaffected share price of the Company) as undervaluing the Company was disingenuous in view of the Board’s prior approval of the 99 Restaurants deal, in which the Board was willing to engage in a change of control transaction at a price of $11.00 per share (a mere 9% premium to the pre-announcement closing price). Ancora does not believe that the Board’s rationale is plausible when one compares the economic terms of the two transactions and the benefits to be received by outside shareholders as opposed to insiders.

Ancora respectfully submits that its initial April 8, 2019 letter to the Board, in which it stated it had $6.5 billion of assets under management and discretionary authority over $4.1 billion of client assets, demonstrated that Ancora was a bona fide purchaser with more than sufficient financial capability to consummate the transaction, given that Ancora’s proposal represented an enterprise value for JAX of approximately $186 million. Following the Board’s rejection of Ancora’s proposal on April 11, 2019, Ancora pursued various avenues to convey the seriousness of its proposal. First, on April 16, 2019, representatives of Ancora participated in a telephone call with JAX’s Chairman and its Chief Executive Officer to discuss the proposal. However, during this call, the Company’s representatives made it clear that they were unwilling to consider Ancora’s proposal further and raised no questions regarding Ancora’s financing, which Ancora’s representatives indicated they were more than willing to discuss. Ancora then delivered a subsequent letter to the Board on April 17, 2019 in which Ancora reiterated its proposal to acquire the Company at $11.75 per share and called upon the Board to launch a strategic process (absent which Ancora indicated it would likely conduct a withhold campaign against the directors up for re-election at the 2019 Annual Meeting).

May 28, 2019

7.	Ancora states on page 8 that “[i]n addition to the $4.56 million payment upon termination of the deal, BKAS reaped more than $7 million from shareholders over the life of the agreement, while public shareholders have been left with losses on their investment” (emphasis added). We note that page 30 of the Company’s proxy statement filed with the Commission on May 10, 2019 shows total payments (including the termination fee) of $7.026 million to BKAS under the Consulting Agreement. In contrast, the Ancora statement states that the Company paid BKAS more than $11.56 million under the Consulting Agreement. Please advise or revise.

Ancora has revised the Proxy Statement in response to the Staff’s comment. See page 9.

Proposal No. 1 Election of Directors, page 10

8.	Refer to the following statement on page 10 of the proxy statement: “Although a WITHHOLD vote will have no direct effect on the election of Messrs. Janszen and Maggard, Sr. at the Annual Meeting, we believe the failure of the Board to take into account any WITHHOLD votes that Messrs. Janszen and Maggard, Sr. may receive at the Annual Meeting would be an egregious violation of proper corporate governance and in direct opposition to a clear shareholder directive.” Please clarify the meaning of the phrase “failure of the Board to take into account any WITHHOLD votes” and why such failure should be considered improper conduct.

Ancora has revised the Proxy Statement to state that the Board’s failure to insist on the resignations of Messrs. Janszen and Maggard, Sr. in the event they fail to receive a majority of the votes cast for their election would be an egregious violation of good corporate governance (in view of the substantial number of companies that have adopted a majority vote standard for uncontested director elections). See pages 1-2, 9 and 11. Indeed, in support of its shareholder proposal to have the Company adopt a majority voting standard for uncontested director elections, CalPERS writes, “A substantial number of companies have already adopted this form of majority voting. More than 90% of the companies in the S&P 500 have adopted a form of majority voting for uncontested director elections.” In its PX14A6G exempt solicitation filing with the Securities and Exchange Commission (the “SEC”) on May 22, 2019, in support of a similar shareholder proposal included in the Schedule 14A filed by Lipocine Inc. with the SEC on April 30, 2019, CalPERS also notes that “47% of the companies in the Russell 3000 have adopted some form of majority voting – an indication of the current direction of good corporate governance.” Furthermore, in its Board Accountability Practices Review published April 17, 2018, Institutional Shareholder Services makes the following observations:

“The proportion of S&P 1500 companies utilizing a majority vote standard has increased every year since 2009. Just over two-thirds of member companies have adopted a majority vote standard. In the S&P 500, only 42 companies maintain a plurality vote standard, down from 51 companies in the prior year. With the utilization of a majority vote standard edging just over 92 percent in the S&P 500, the growth rates among S&P 400 and S&P 600 companies are more pronounced. Year-over-year, the number of companies with a majority vote standard increased by four percentage points to 67 percent at S&P 400 companies and by eight percentage points to 46 percent at S&P 600 companies. The growing trend of majority vote standard adoptions is also true for non-S&P 1500 companies.”

May 28, 2019

Ancora has accordingly revised its disclosure to ensure that it promotes the same standard that has been adopted by a majority of companies across all market segments.

Schedule 13D

9.	Disclosure in the Schedule 13D filed on March 12, 2019 and the amendments thereto filed on March 15 and April 4 discloses in Item 2 of the schedule that “[d]uring the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.” However, on December 18, 2018, Ancora entered into a settlement agreement with the Securities and Exchange Commission with respect to Ancora’s violation of Section 206(4) of the Investment Advisers Act of 1940 and Rule 206(4)-5 thereunder, resulting from Ancora making four separate political contributions totaling $46,908. Ancora was censured, ordered to cease and desist from committing or causing any future violations of Section 206(4) and Rule 206(4)-5 thereunder and ordered to pay a penalty in the amount of $100,000. Please advise why Ancora’s failure to disclose such information in Item 2 of the Schedule 13D filed on March 12 and the amendments thereto filed on March 15 and April 4 was consistent with its obligations under Regulation 13D-G.

Ancora uses software to complete certain regulatory filings. The software was not updated with the revised information until Ancora’s Schedule 13D/A filing on April 8, 2019. It was during this amendment that the prior oversight was discovered and corrected.

10.	Refer to the preceding comment. In the amendment to the Schedule 13D filed on April 8, Ancora disclosed the following under Item 2:

On December 18, 2018, Ancora Advisors LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 (“Advisers Act”) and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

Given the relative size of the $46,908 in political contributions noted in the settlement agreement compared to the reference to “more than the allowable $350 contribution to certain political campaigns” disclosed in the Schedule 13D amendment, please provide us with your analysis as to why the omission of the actual dollar amounts contributed to political campaigns is compliant with the requirements of Regulation 13D-G and Item 2, specifically Item 2(e)’s instruction to “identify and describe [the relevant] proceeding.”

May 28, 2019

Ancora considered the Uniform Application for Investment Advisors registration and Report by Exempt Reporting Advisers, specifically the Disclosure Information section (item 11) regarding disciplinary history and companion (DRP) form, as uniform regulatory guidance on what advisors should report in the event they have disclosable events. In addition to the Schedule 13D instructions, Ancora also considered SEC guidance on Schedule 13D filings specifically regarding Item 2 by referring to Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting Question 110.02, which states that specific quantitative disclosures, such as the dollar amount of any penalty or the duration of any injunction ordered or bar imposed on the beneficial owner, should be included in the summary of the terms of any judgment, decree or final order under Item 2(e) of Schedule 13D (but did not reference the inclusion of such quantitative disclosure in the description of the relevant proceedings).

By referring to this guidance and instructions it was determined that Ancora’s disclosure should include the date of the action, judgment or order, whether that action resulted in future prohibitions, the rule or securities laws that was the subject of the violation, and the terms of the judgment (amount of fine).

* * * * *

In addition, in response to the three oral comments received from the Staff on May 24, 2019, Ancora has (i) revised the text in the paragraph that appears below the TSR table on page 7, (ii) clarified that, due to the contested solicitation, Ancora does not expect there to be broker non-votes and that, accordingly, if shareholders do not submit their voting instructions to their brokers, then such shares will not be counted for purposes of determining a quorum (see pages 15-16), and (iii) changed the heading “Incorporation by Reference” to “Where You Can Find More Information” (see page 20).

* * * * *

The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell